Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash	$66,292	$85,781
Accounts receivable	348,477	352,142
Inventory	54,700	48,992
Total current assets	469,469	486,915
Non-current assets:
Deferred tax assets	4,170	2,235
Property, plant and equipment	2,170,098	2,159,212
Intangibles	7,691	9,470
Right-of-use assets	64,331	56,817
Finance lease receivables	4,059	4,474
Investments and other assets	6,871	7,567
Total non-current assets	2,257,220	2,239,775
Total assets	$2,726,689	$2,726,690

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$302,571	$280,652
Income taxes payable	441	1,670
Current portion of lease obligations	19,545	17,778
Total current liabilities	322,557	300,100

Non-current liabilities:
Share-based compensation (Note 7)	8,568	13,780
Provisions and other	6,941	6,704
Lease obligations	51,152	47,169
Long-term debt (Note 5)	626,327	679,291
Deferred tax liabilities	105,567	90,763
Total non-current liabilities	798,555	837,707
Total liabilities	1,121,112	1,137,807
Equity:
Shareholders’ capital (Note 8)	2,208,934	2,238,766
Contributed surplus	79,557	79,270
Accumulated other comprehensive income	187,425	165,020
Deficit	(875,179)	(898,992)
Total equity attributable to shareholders	1,600,737	1,584,064
Non-controlling interest	4,840	4,819
Total equity	1,605,577	1,588,883
Total liabilities and equity	$2,726,689	$2,726,690

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2026	2025	2026	2025

Revenue (Note 3)	$452,800	$406,615	$978,851	$902,946
Expenses:
Operating	329,293	273,745	689,652	602,813
General and administrative	26,452	24,770	68,197	54,536
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	97,055	108,100	221,002	245,597
Depreciation and amortization	82,678	74,858	167,008	149,894
Gain on asset disposals	(467)	(6,425)	(2,180)	(9,297)
Foreign exchange	337	(1,617)	785	(1,250)
Finance charges (Note 6)	12,301	14,857	24,657	30,617
(Gain) loss on investments and other assets	(937)	1,674	530	1,625
Earnings before income taxes	3,143	24,753	30,202	74,008
Income taxes:
Current	696	1,068	1,398	2,174
Deferred	3,340	7,198	11,852	20,400
	4,036	8,266	13,250	22,574
Net earnings (loss)	$(893)	$16,487	$16,952	$51,434
Attributable to:
Shareholders of Precision Drilling Corporation	$(1,195)	$16,267	$16,181	$50,778
Non-controlling interest	$302	$220	$771	$656
Net earnings (loss) per share attributable to share- holders of Precision Drilling Corporation (Note 9):
Basic	$(0.09)	$1.21	$1.25	$3.75
Diluted	$(0.52)	$1.07	$1.25	$3.28

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2026	2025	2026	2025
Net earnings (loss)	$(893)	$16,487	$16,952	$51,434
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	24,919	(79,446)	43,163	(80,104)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(11,844)	41,008	(20,758)	40,473
Comprehensive income (loss)	$12,182	$(21,951)	$39,357	$11,803
Attributable to:
Shareholders of Precision Drilling Corporation	$11,880	$(22,171)	$38,586	$11,147
Non-controlling interest	$302	$220	$771	$656

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2026	2025	2026	2025
Cash provided by (used in):
Operations:
Net earnings (loss)	$(893)	$16,487	$16,952	$51,434
Adjustments for:
Long-term compensation plans	2,539	3,374	11,800	6,390
Depreciation and amortization	82,678	74,858	167,008	149,894
Gain on asset disposals	(467)	(6,425)	(2,180)	(9,297)
Foreign exchange	333	(1,631)	887	(2,414)
Finance charges	12,301	14,857	24,657	30,617
Income taxes	4,036	8,266	13,250	22,574
Other	26	(21)	13	(21)
(Gain) loss on investments and other assets	(937)	1,674	530	1,625
Income taxes paid	(1,811)	(3,846)	(2,153)	(4,167)
Interest paid	(2,636)	(3,621)	(24,627)	(33,258)
Interest received	384	318	808	755
Funds provided by operations	95,553	104,290	206,945	214,132
Changes in non-cash working capital balances	50,016	43,205	1,778	(3,218)
Cash provided by operations	145,569	147,495	208,723	210,914

Investments:
Purchase of property, plant and equipment	(76,364)	(52,773)	(141,364)	(112,738)
Proceeds on sale of property, plant and equipment	12,013	11,829	14,300	15,594
Proceeds from sale of investments and other assets	400	-	400	-
Purchase of investments and other assets	-	-	(698)	(11)
Receipt of finance lease payments	252	209	503	417
Changes in non-cash working capital balances	8,938	4,686	(2,604)	3,487
Cash used in investing activities	(54,761)	(36,049)	(129,463)	(93,251)

Financing:
Issuance of long-term debt	-	10,000	3,000	10,000
Repayment of long-term debt	(50,041)	(83,854)	(78,041)	(100,964)
Repurchase of share capital (Note 8)	(12,010)	(14,490)	(16,025)	(45,256)
Issuance of common shares from the exercise of options	-	-	195	-
Distributions to non-controlling interest	-	-	(300)	-
Lease payments	(4,361)	(3,922)	(8,454)	(7,509)
Cash used in financing activities	(66,412)	(92,266)	(99,625)	(143,729)
Effect of exchange rate changes on cash	434	(727)	876	(1,007)
Increase (decrease) in cash	24,830	18,453	(19,489)	(27,073)
Cash, beginning of period	41,462	28,245	85,781	73,771
Cash, end of period	$66,292	$46,698	$66,292	$46,698

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2026	$2,238,766	$79,270	$165,020	$(898,992)	$1,584,064	$4,819	$1,588,883
Net earnings for the period	-	-	-	16,181	16,181	771	16,952
Other comprehensive income for the period	-	-	22,405	-	22,405	-	22,405
Share options exercised	279	(84)	-	-	195	-	195
Settlement of Executive Performance and Restricted Share Units	4,095	(4,095)	-	-	-	-	-
Distributions to non-controlling interest	-	-	-	-	-	(750)	(750)
Share repurchases (Note 8)	(23,657)	-	-	7,632	(16,025)	-	(16,025)
Liability reversal for automated share purchase plan (Note 8)	10,000	-	-	-	10,000	-	10,000
Liability for automated share purchase plan (Note 8)	(21,000)	-	-	-	(21,000)	-	(21,000)
Redemption of non-management directors share units	451	(451)	-	-	-	-	-
Share-based compensation expense	-	4,917	-	-	4,917	-	4,917
Balance at June 30, 2026	$2,208,934	$79,557	$187,425	$(875,179)	$1,600,737	$4,840	$1,605,577

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2025	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999
Net earnings for the period	-	-	-	50,778	50,778	656	51,434
Other comprehensive income for the period	-	-	(39,631)	-	(39,631)	-	(39,631)
Settlement of Executive Performance and Restricted Share Units	11,651	(2,790)	-	-	8,861	-	8,861
Distributions to Non-Controlling Interest	-	-	-	-	-	(519)	(519)
Share repurchases	(45,921)	-	-	-	(45,921)	-	(45,921)
Liability reversal for automated share purchase plan	10,000	-	-	-	10,000	-	10,000
Liability for automated share purchase plan	(5,000)	-	-	-	(5,000)	-	(5,000)
Redemption of non-management directors share units	361	(361)	-	-	-	-	-
Share-based compensation expense	-	3,977	-	-	3,977	-	3,977
Balance at June 30, 2025	$2,272,820	$78,383	$159,389	$(850,056)	$1,660,536	$4,664	$1,665,200

See accompanying notes to condensed interim consolidated financial statements.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated annual financial statements of the Corporation as at and for the year ended December 31, 2025.

These condensed interim consolidated financial statements were prepared using accounting policies and application methods consistent with those used in the preparation of the Corporation’s consolidated annual financial statements for the year ended December 31, 2025, except as described in Note 2(c).

These condensed interim consolidated financial statements were approved by the Board of Directors on July 28, 2026.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated annual financial statements for the year ended December 31, 2025.

The impacts of geopolitical events, such as the imposed tariffs between Canada and the U.S., regional conflicts, especially in oil producing areas, can materially impact energy markets, interest and inflation rates, and supply chains, resulting in higher levels of volatility and uncertainty. Ongoing U.S. military operations involving Iran and the resulting conflict in the Middle East have impacted global oil supply and increased volatility in global oil prices. Management has, to the extent reasonable, incorporated known facts and circumstances into the estimates made, however, actual results could differ from those estimates and those differences could be material.

(c) Change in Accounting Policy

Effective January 1, 2026, the Corporation has prospectively adopted Amendments to the Classification and Measurement of Financial Instruments, as issued May 2024. The amendments relate to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments. The amendments clarify the timing of recognition and derecognition of financial assets and liabilities. The amendments require opening balances of financial assets, financial liabilities, and retained earnings be adjusted to recognize the effect of the initial application if retrospective application is not selected. The initial application did not result in a material impact to the financial statements. The Corporation has applied the election related to electronic payment systems.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended June 30, 2026	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$199,162	$65,632	$-	$(2,676)	$262,118
United States	146,076	-	-	-	146,076
International	44,606	-	-	-	44,606
	$389,844	$65,632	$-	$(2,676)	$452,800

Day rate/hourly services	$385,794	$65,632	$-	$(813)	$450,613
Shortfall payments/idle but contracted	219	-	-	-	219
Other	3,831	-	-	(1,863)	1,968
	$389,844	$65,632	$-	$(2,676)	$452,800

Three Months Ended June 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$175,028	$53,863	$-	$(2,673)	$226,218
United States	130,494	73	-	-	130,567
International	49,830	-	-	-	49,830
	$355,352	$53,936	$-	$(2,673)	$406,615

Day rate/hourly services	$353,032	$53,936	$-	$(824)	$406,144
Shortfall payments/idle but contracted	79	-	-	-	79
Other	2,241	-	-	(1,849)	392
	$355,352	$53,936	$-	$(2,673)	$406,615

Six Months Ended June 30, 2026	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$450,995	$145,563	$-	$(5,565)	$590,993
United States	300,012	-	-	-	300,012
International	87,846	-	-	-	87,846
	$838,853	$145,563	$-	$(5,565)	$978,851

Day rate/hourly services	$823,733	$145,563	$-	$(1,713)	$967,583
Shortfall payments/idle but contracted	219	-	-	-	219
Turnkey drilling services	8,453	-	-	-	8,453
Other	6,448	-	-	(3,852)	2,596
	$838,853	$145,563	$-	$(5,565)	$978,851

Six Months Ended June 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$415,465	$131,544	$-	$(5,129)	$541,880
United States	258,427	1,722	-	-	260,149
International	100,917	-	-	-	100,917
	$774,809	$133,266	$-	$(5,129)	$902,946

Day rate/hourly services	$764,967	$133,266	$-	$(1,452)	$896,781
Shortfall payments/idle but contracted	4,975	-	-	-	4,975
Other	4,867	-	-	(3,677)	1,190
	$774,809	$133,266	$-	$(5,129)	$902,946

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 61% (2025 – 60%) of consolidated revenue for the six months ended June 30, 2026 and 44% (2025 – 42%) of consolidated total assets as at June 30, 2026. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended June 30, 2026	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$389,844	$65,632	$-	$(2,676)	$452,800
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, (gain) loss on asset disposals, and depreciation and amortization	94,682	13,643	(11,270)	-	97,055
Depreciation and amortization	74,619	5,801	2,258	-	82,678
(Gain) loss on asset disposals	(436)	(41)	10	-	(467)
Foreign exchange	(1)	5	333	-	337
Finance charges	159	105	12,037	-	12,301
(Gain) loss on investments and other assets	(1,107)	-	170	-	(937)
Income taxes (recovery)	(10,731)	196	14,571	-	4,036
Net earnings (loss) for reportable segments	32,179	7,577	(40,649)	-	(893)
Total assets	2,353,630	237,078	135,981	-	2,726,689
Capital expenditures	68,167	6,862	1,335	-	76,364

Three Months Ended June 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$355,352	$53,936	$-	$(2,673)	$406,615
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, (gain) loss on asset disposals, and depreciation and amortization	111,422	9,876	(13,198)	-	108,100
Depreciation and amortization	66,733	5,658	2,467	-	74,858
(Gain) loss on asset disposals	(4,150)	(2,230)	(45)	-	(6,425)
Foreign exchange	(196)	(16)	(1,405)	-	(1,617)
Finance charges	289	104	14,464	-	14,857
(Gain) loss on investments and other assets	1,368	-	306	-	1,674
Income taxes (recovery)	(2,691)	(196)	11,153	-	8,266
Net earnings (loss) for reportable segments	50,069	6,556	(40,138)	-	16,487
Total assets	2,391,737	231,625	119,475	-	2,742,837
Capital expenditures	49,460	3,246	67	-	52,773

Six Months Ended June 30, 2026	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$838,853	$145,563	$-	$(5,565)	$978,851
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, (gain) loss on asset disposals, and depreciation and amortization	227,677	31,255	(37,930)	-	221,002
Depreciation and amortization	150,832	11,606	4,570	-	167,008
(Gain) loss on asset disposals	(1,825)	(374)	19	-	(2,180)
Foreign exchange	188	1	596	-	785
Finance charges	18	219	24,420	-	24,657
(Gain) loss on investments and other assets	(463)	-	993	-	530
Income taxes (recovery)	(19,079)	20	32,309	-	13,250
Net earnings (loss) for reportable segments	98,006	19,783	(100,837)	-	16,952
Total assets	2,353,630	237,078	135,981	-	2,726,689
Capital expenditures	130,005	9,237	2,122	-	141,364

Six Months Ended June 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$774,809	$133,266	$-	$(5,129)	$902,946
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, (gain) loss on asset disposals, and depreciation and amortization	247,438	27,422	(29,263)	-	245,597
Depreciation and amortization	133,754	11,223	4,917	-	149,894
(Gain) loss on asset disposals	(5,439)	(3,813)	(45)	-	(9,297)
Foreign exchange	(41)	18	(1,227)	-	(1,250)
Finance charges	389	205	30,023	-	30,617
(Gain) loss on investments and other assets	1,368	-	257	-	1,625
Income taxes (recovery)	(8,050)	(355)	30,979	-	22,574
Net earnings (loss) for reportable segments	125,457	20,144	(94,167)	-	51,434
Total assets	2,391,737	231,625	119,475	-	2,742,837
Capital expenditures	106,323	6,232	183	-	112,738

NOTE 5. LONG-TERM DEBT

	U.S. Denominated Facilities				Canadian Facilities and Translated U.S. Facilities
		June 30,		December 31,	June 30,	December 31,
		2026		2025	2026	2025

Long-Term Debt
Senior Credit Facility:
U.S. Denominated Borrowings	US$	46,000	US$	80,000	$65,242	$109,809
Canadian Denominated Borrowings		-		-	-	28,000
Unsecured Senior Notes:
6.875% senior notes due 2029		400,000		400,000	567,328	549,044
	US$	446,000	US$	480,000	632,570	686,853
Less net unamortized debt issue costs					(6,243)	(7,562)
					$626,327	$679,291

	Senior Credit Facility	Unsecured Senior Notes	Debt Issue Costs and Original Issue Discount	Total
Long-term debt December 31, 2025	$137,809	$549,044	$(7,562)	$679,291
Changes from financing cash flows:
Proceeds from Senior Credit Facility	3,000	-	-	3,000
Repayment of Senior Credit Facility	(78,041)	-	-	(78,041)
	62,768	549,044	(7,562)	604,250
Amortization of debt issue costs	-	-	1,319	1,319
Foreign exchange adjustment	2,474	18,284	-	20,758
Long-term debt June 30, 2026	$65,242	$567,328	$(6,243)	$626,327

(a)       Covenants

As at June 30, 2026, Precision was in compliance with the covenants of the Senior Credit Facility.

	Covenant	As at June 30, 2026
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	<2.50	0.14
Consolidated covenant EBITDA to consolidated interest expense	>2.50	10.03
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

NOTE 6. FINANCE CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Interest:
Long-term debt	$11,115	$13,222	$22,487	$27,712
Lease obligations	986	1,107	1,959	2,138
Other	7	103	147	120
Income	(472)	(412)	(1,255)	(911)
Amortization of debt issue costs, loan commitment fees and original issue discount	665	837	1,319	1,558
Finance charges	$12,301	$14,857	$24,657	$30,617

NOTE 7. SHARE-BASED COMPENSATION PLANS

(a)       Liability Classified Plans

	Restricted Share Units	Performance Share Units	Non-Management Directors’ DSUs	Total
December 31, 2025	$9,220	$17,513	$10,321	$37,054
Expensed during period(1)	3,771	7,467	1,166	12,404
Payments and redemptions	(6,939)	(7,986)	-	(14,925)
Foreign exchange	(8)	(9)	-	(17)
June 30, 2026	$6,044	$16,985	$11,487	$34,516

Current(2)	$4,507	$9,954	$11,487	$25,948
Long-term	1,537	7,031	-	8,568
	$6,044	$16,985	$11,487	$34,516
(1)	Included in General and administrative expenses for the three and six months ended June 30, 2026 were a recovery of $4,037 and expense of $8,161, respectively. Included in Operating expenses for the three and six months ended June 30, 2026 were $480 and $4,243, respectively.
(2)	The current portion of the share-based compensation liability is included in Accounts payable and accrued liabilities.

Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2025	132,279	310,932
Granted	51,903	97,609
Redeemed	(63,546)	(83,583)
Forfeited	(6,087)	(3,353)
June 30, 2026	114,549	321,605

Non-Management Directors – Deferred Share Units Plan

A summary of the activity under the non-management director Deferred Share Unit (DSU) plan is presented below:

DSUs Outstanding
December 31, 2025	104,799
Granted	666
June 30, 2026	105,465

(b)       Equity Settled Plans

Executive Restricted Share Units Plan

Precision granted Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

	Executive RSUs Outstanding	Weighted Average Fair Value
December 31, 2025	128,430	$81.63
Granted	71,213	122.46
Redeemed	(48,865)	84.21
Forfeited	(693)	80.09
June 30, 2026	150,085	$100.17

Included in net earnings (loss) for the three months and six months ended June 30, 2026 were expenses of $2 million (2025 – $2 million) and $4 million (2025 – $3 million), respectively.

Non-Management Directors – Deferred Share Unit Plans

A summary of the activity under the non-management director DSU plans is presented below:

Deferred share units	Outstanding- 2012 Plan	Outstanding- 2024 Plan
December 31, 2025	1,470	7,343
Granted	-	4,476
Redeemed	-	(4,945)
June 30, 2026	1,470	6,874

Included in net earnings (loss) for the three and six months ended June 30, 2026 were expenses of nil (2025 – nil) and $1 million (2025 – $1 million), respectively.

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Shares	Amount
December 31, 2025	12,932,399	$2,238,766
Reversal of share repurchase liability — December 31, 2025	-	10,000
Share repurchase liability — June 30, 2026	-	(21,000)
Settlement of PSUs and RSUs	48,865	4,095
Share options exercised	2,725	279
Share repurchases	(136,290)	(23,657)
Redemption of non-management directors share units	4,945	451
June 30, 2026	12,852,644	$2,208,934

(a)       Normal Course Issuer Bid

For the period ended June 30, 2026, Precision repurchased and cancelled a total of 136,290 (2025 – 646,058) common shares for cash of $16 million (2025 – $45 million) and recorded nil (2025 - $0.7 million) Canadian share buy back tax.

(b)       Automated Share Purchase Plan

Prior to June 30, 2026, Precision entered into an Automated Share Purchase Plan (ASPP) with an independent broker to permit the repurchase of common shares during its internal blackout period. The volume of purchases is determined by the broker in its sole discretion based on purchase price and maximum volume parameters established by the Corporation under the ASPP. The Corporation accrues a liability for purchases estimated to occur during the blackout period based on the parameters of the NCIB and the ASPP. As at June 30, 2026, Precision accrued a liability of $21 million in accounts payable and accrued liabilities with a corresponding decrease to share capital.

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile net earnings (loss) and weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net earnings (loss) attributable to shareholders – basic	$(1,195)	$16,267	$16,181	$50,778
Effect of share options and other equity compensation plans	(5,717)	(1,271)	-	(4,309)
Net earnings (loss) attributable to shareholders – diluted	$(6,912)	$14,996	$16,181	$46,469

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands)	2026	2025	2026	2025
Weighted average shares outstanding – basic	12,927	13,401	12,929	13,541
Effect of share options and other equity compensation plans(1)	486	586	9	617
Weighted average shares outstanding – diluted	13,413	13,987	12,938	14,158
(1)	For the three months ended June 30, 2026, 8,590 DSUs (2025 - nil) were excluded from the calculation as their effect was anti-dilutive. For the six months ended June 30, 2026, 105,020 DSUs (2025 - nil) and all outstanding PSUs (2025 - nil) and RSUs (2025 - nil) were excluded from the calculation as their effect was anti-dilutive.

NOTE 10. CAPITAL COMMITMENTS

At June 30, 2026, Precision had commitments to purchase property, plant and equipment totaling $177 million (2025 - $131 million) with payments expected through 2028.

NOTE 11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility, measured at amortized cost, approximate fair value as this indebtedness is subject to floating rates of interest and the interest rate swap is classified as a derivative fair valued through profit or loss. The fair value of the unsecured senior notes at June 30, 2026 was approximately $572 million (December 31, 2025 – $555 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes and interest rate swap is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 12. CONTINGENCIES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation's interpretation of relevant tax legislation and regulations. The Corporation's management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation's interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation.

In the 2018 to 2023 tax years, Precision deducted certain intercompany dividends received in connection with a preferred share financing. In late July 2026, Precision received a Notice of Reassessment (NOR) from the Canada Revenue Agency (CRA) relating to its 2018 tax year, denying the deduction of such intercompany dividends. In addition to the 2018 NOR, Precision received a proposal from the CRA for the 2019 to 2022 tax years on the same basis, but no reassessments have been received at this time.

Precision will file a Notice of Objection to the 2018 NOR and intends to vigorously contest the 2018 NOR as well as any additional reassessments that may be issued by the CRA in respect of the intercompany dividends received. The Company and its tax advisors believe that the Company's tax filing position is appropriate. As such, Precision has not recognized a liability in its unaudited interim consolidated financial statements with respect to the reassessment.

Due to existing tax pools, the CRA's reassessment of the 2018 tax year and anticipated reassessments of the 2019 to 2023 tax years are not expected to impact taxes payable until the 2024 to 2027 tax years. Additional notices of reassessment for subsequent tax years are expected to be issued over the next 24 months. If it is ultimately determined that the Company is not entitled to deduct the intercompany dividends we estimate a maximum tax liability of approximately $155 million, excluding interest.

Once reassessments are issued, Precision will be required to pay 50% of the assessed tax liability and interest, until the issue has been resolved. If Precision is ultimately successful in defending its position, then any taxes and interest paid to the CRA will be refunded plus interest, and if the CRA is successful then any remaining taxes and interest payable will have to be remitted by Precision.

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange and NYSE Texas, Inc., under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q2 2026 TRADING PROFILE

Toronto (TSX: PD)

High: $140.36

Low: $108.50

Close: $108.92

Volume Traded: 5,879,255

New York (NYSE: PDS)

High: US$102.45

Low: US$76.45

Close: US$76.66

Volume Traded: 7,132,000

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address

• lost unit certificates

• transfer of shares to another person

• estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR+ and is available at www.sedarplus.ca and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

William T. Donovan

Carey T. Ford

Steven W. Krablin

Lori A. Lancaster

Susan M. MacKenzie

Kevin O. Meyers

David W. Williams

OFFICERS

Carey T. Ford

President and Chief Executive Officer

Dustin D. Honing

Chief Financial Officer

Thomas M. Alford

President, Well Servicing

Veronica H. Foley

Chief Legal & Compliance Officer

Shuja U. Goraya

Chief Technology Officer & President, International

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

Chief Operating Officer

AUDITORS

PricewaterhouseCoopers LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, T2P 1G1

Canada

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com